SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

NIRE 41300036535

Brazilian SEC Registration: 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

ANNUAL GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be held exclusively in digital mode, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, on April 24, 2025, at 2 p.m., on first call, and will therefore be considered to be held at the Company's headquarters, via Ten Meetings digital platform (https://assembleia.ten.com.br/539167961), to decide on the following agenda:

1.	Annual Management Report and Financial Statements for fiscal year 2024;
2.	Management's proposal for the Capital Budget for fiscal year 2025;
3.	Management's proposal for the allocation of net profit for 2024 and distribution of dividends;
4.	Establishment of the global compensation of the Company’s managers for fiscal year 2025;
5.	Establishment of the number of members of the Board of Directors;
6.	Separate election of a member of the Board of Directors, by vote of the holders of preferred shares, in compliance with article 141, paragraph 4, item II of Law no. 6404/76;
7.	Election of the slate to constitute the Board of Directors, by vote of the holders of ordinary shares, in accordance with the Company's Bylaws; and
8.	Resolution on the compliance of the elected members of the Board of Directors with the independence criteria established in RCVM 81.

Documents referring to the matters to be discussed at the Annual General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a)	through a ballot paper, the template for which is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or
(b)	via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

Shareholders may participate in the Meeting whether or not they have sent in the ballot paper. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting.

The Ballots may be sent, under the terms of CVM Resolution 81/2022, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by April 20, 2025 or, in the case of service providers, within the period respectively set by them.

To participate in the Meeting via Digital Platform, up to 2 days before the Assembly is held, that is, until April 22, 2025, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/539167961), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting:

•      Natural Person Shareholder:

a)	valid identification document with photo of the shareholder and the proxy, if applicable;
b)	instrument granting powers to a third party, if the shareholder participates through a proxy; and
c)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•	Legal Entity Shareholder or Investment Fund:
a)	valid identification document with photo of the legal representative;
b)	documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney;
c)	in the case of an investment fund, copies of:

i.        regulations of the fund in effect;

ii.        the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and

d)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation by proxy, the granting of powers of representation must have taken place less than one year previously, pursuant to article 126, paragraph 1 of the Corporate Law.

In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred, containing the signature of the grantor.

Natural persons who are shareholders of Copel may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, §1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014)

Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company.

As provided for in §1 of art. 141 of the Brazilian Corporate Law, art. 5 of RCVM 81 and arts. 1 and 3 of CVM Resolution 70/2022 - RCVM 70, shareholders holding, individually or jointly, shares representing at least 5% of the total voting share capital may, by means of written notification delivered to the Company up to 48 hours before the Meeting, adopt the multiple voting procedure for the election of members of the Board of Directors.

When calculating the percentage required to request the adoption of the multiple voting procedure, the shares issued by the Company and held in treasury must be excluded (CVM Cases RJ2013/4386 and RJ2013/4607, judged on November 4, 2014).

In addition, as provided for in article 161, paragraph 2, of the Brazilian Corporate Law, along with RCVM 70, shareholders who jointly represent 1% of the Company's non-voting shares are entitled to set up the Supervisory Board.

Under the terms of RCVM 81, additional information and instructions for accessing the Digital Platform and/or sending the Ballots can be found in the Proposal.

Curitiba, March 24, 2025

Marcel Martins Malczewski

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.